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                          February 23, 2022

       Brian O   Callaghan
       Chief Executive Officer and Director
       ObsEva SA
       Chemin des Aulx, 12
       1228 Plan-les-Ouates
       Geneva, Switzerland

                                                        Re: ObsEva SA
                                                            Registration
Statement on Form F-3
                                                            Filed February 17,
2022
                                                            File No. 333-262820

       Dear Mr. O   Callaghan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Sansom, Esq.